Williams & Webster, P.S.
                   Certified Public Accountants
                    Seafirst Financial Center
                  601 West Riverside, Suite 1970
                     Spokane, WA   99201-0611
                      Phone: (509) 838-5111
                       Fax: (509) 624-5001


May 12, 1997

Securities and Exchange Commission
Washington, D. C.   20549

RE:  IGG International, Inc., File No: 0-26476
     Letter pursuant to change in independent accountants

Dear Gentlemen,

We have been notified of our replacement as the auditors for IGG
International, Inc. The Company has elected to replace our services with that of Arthur Andersen, LLP in Boston, Massachusetts. The reason given for this change is that the new auditors are local to the Company.

We have no disputes or disagreements with the Company concerning any audit or accounting treatments and principles in the Company's records or reporting. We have always found the Company's management to be forthright and responsible in all reporting matters. We appreciate the period of service that we did provide the Company, and the opportunity to see the Company grow and mature. We will try to assist the Company and its new auditors in any manner necessary for a smooth transition of the audit process.

If you have any questions or need any further information, please feel free to contact our office during normal business hours at
(509) 838-5111.

Very truly yours,

 /s/ John G. Webster, CPA
     John G. Webster, CPA
     Williams & Webster, P.S.
     Certified Public Accountants